UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S
TERMINATION OF REGISTRATION OF A CLASS OF
SECURITIES UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22628

ARCADIS N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

Nieuwe Stationsstraat 10, 6811 KS Arnhem, the Netherlands

31-26-3778911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, €0.02 Nominal Value, per Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

In this Form 15-F, references to “ARCADIS,” the “Company,” “we,” “us,” and “our” refer to ARCADIS N.V. and its consolidated subsidiaries.  References to “the Netherlands” are to the Kingdom of the Netherlands.

Part I

Item 1.  Exchange Act Reporting History

A.    The Company first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on December 29, 1993 when its common stock, €0.02 Nominal Value (the “Shares”) were listed for trading on the Nasdaq Global Market (formerly known as the Nasdaq National Market) under the symbol “ARCAF.”

B.    ARCADIS has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Securities and Exchange Commission (“SEC”) rules for at least the 12 months preceding the filing of this Form 15-F.  ARCADIS has filed annual reports under Section 13(a) on Form 20-F for each year since its listing on the Nasdaq Global Market.

Item 2.  Recent United States Market Activity

The Shares have never been offered in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.  Foreign Listing and Primary Trading Market

A.    The primary trading market for the Company’s ordinary shares is the Amsterdam Stock Exchange in Amsterdam, the Netherlands.  During the 12-month period from May 1, 2007 to April 30, 2008, the volume of trading of the Company’s ordinary shares on the Amsterdam Stock Exchange was larger than the volume of the Company’s ordinary shares traded in the United States.

B.    The Company’s ordinary shares were initially listed on the Amsterdam Stock Exchange on October 2, 1995.   ARCADIS has maintained the listing of its ordinary shares on the Amsterdam Stock Exchange for the 12 months preceding the filing of this Form 15-F.

C.    As of a recent 12-month period preceding the filing of this Form 15-F, 97.5 percent of the trading volume of ARCADIS’ ordinary shares took place on the Amsterdam Stock Exchange.

Item 4.  Comparative Trading Volume Data

A.    The recent 12-month period in which the Company’s average daily trading volume (“ADTV”) of its Shares was measured was from May 1, 2007 to April 30, 2008, (the “Recent 12-Month Period”).

B.    The ADTV of the Shares in the United States during the Recent 12-Month Period was 1,803 shares.  The ADTV of the Shares on a worldwide basis during the Recent 12-Month Period was 72,326 shares.

C.    During the Recent 12-Month Period, the ADTV of the Shares in the United States was 2.5% of the ADTV of the Shares on a worldwide basis for the same period.

D.    The Shares were delisted from Nasdaq Global Market on June 7, 2007.   On that date, the ADTV of the Shares in the United States was 7.4% of the ADTV of the Shares on a worldwide basis for the preceding 12-month period.

E.     The Company has not terminated a sponsored American depository receipt facility regarding the Shares.

F.     In addition to Company books and records, the Company also used information from such parties as Business Week and Euronext to determine on-exchange and off-exchange trading volume in the United States and trading volume on the Amsterdam Stock Exchange.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.    ARCADIS published a press release in the United States on June 6, 2008 disclosing its intent to terminate the registration of the Shares under Section 12(g) of the Exchange Act and duty to file reports under Section 13(a) of the Exchange Act.

B.    The press release was transmitted by PR Newswire in the United States.  The Company furnished the press release to the Commission on Form 6-K on June 6, 2008.  The press release is filed with this Form 15-F as Exhibit 1.

Item 8.  Prior Form 15 Filers

Not Applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required by Exchange Act Rule 12g3-2(b)(1)(iii) in English on its Internet web site at http://www.arcadis-us.com/Investors/Governance/External+Links/.

Part III

Item 10.  Exhibits

1.     Press release dated June 6, 2008.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15-F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15-F:

1.     The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.     Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.     It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, ARCADIS N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15-F.  In so doing, ARCADIS N.V. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ARCADIS N.V.

Date: June 9, 2008	By:	/s/ H. L. J. Noy
Name: H. L. J. Noy
Title: CEO ARCADIS N.V.